Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of APRIL 2021	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Consolidated Results for the Fourth Quarter and Full Year 2020

  4Q2020 INVOICED SALES AND OPERATING PROFIT IMPROVING
  ORDER BACKLOG STILL AT HIGHER-THAN-USUAL LEVELS
  SIGNED A PRELIMINARY AGREEMENT TO DEVELOP BUSINESS IN THE REST-OF-APAC REGION

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--April 6, 2021--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi” or the “Company”) approved today its 2020 fourth quarter and full year unaudited consolidated financial results and the Company’s draft stand-alone financial statements. The stand-alone financial statements of the Company for the year ended December 31, 2020 will be approved by the Company's shareholders on a meeting to be held on first call, on April 30, 2021, or, on second call, on May 7, 2021.

UPDATE OF COVID-19 IMPACT ON THE GROUP’S OPERATIONS

During the fourth quarter 2020, a new wave of the pandemic around the globe has negatively affected our operations, mainly due to supply chain and logistic disruptions, in addition to the closures of points of sales, following the lockdown measures adopted by different public authorities, particularly in Europe.

Despite this scenario, the consumers’ attention on the home, that has started in June last year, has continued to sustain the level of demand for our products also in the fourth quarter of 2020.

However, the global supply-chain system was unable to cope with the strong rebound in requests from industry, resulting in a limited or volatile supply of components, semi-finished goods and raw materials, as well as upward trending prices.

Furthermore, especially for overseas routes, we have experienced a disruption in shipping, that has led to an increase in price for carriage, as well as caused an extension in delivery times for our products.

These combined effects are behind the current high level of the backlog.

The Group has responded to the trend in the order flow by gradually speeding up its production, in compliance with the virus-containment measures in Countries where we operate. While we were able to ramp up the rate of our operations in China and Romania, a high degree of absenteeism due to the pandemic has limited, so far, the potential of the Italian operations to run at the planned level.

Year-to-date, order flow from USA is still strong, whereas the performance in Europe is suffering from lock-down measures.

Despite the current level of backlog, we remain cautious about the prospects of the business environment in the near future, also in consideration of the inhomogeneous speed of the vaccine coverage in different countries, which could foster further uncertainty to the industry as a whole.

FOURTH QUARTER 2020 RESULTS

Consolidated net sales for the fourth quarter of 2020 were €99.9 million, down 0.6% from €100.6 million reported in 2019 fourth quarter. At constant exchange rates, consolidated net sales would have been up 3.5%. As anticipated, the difficulties of our suppliers in providing us with the requested production inputs as well as the limited availability of shipping containers have curbed our ability to add further deliveries within the fourth quarter of last year.

Considering the Group’s core business only (upholstery, accessories and home furnishings), net sales were €95.4 million, 0.3% lower compared to last year fourth quarter, as a result of the 0.8% increase in the Natuzzi branded invoiced sales and a 6.3% decrease in Private Label.

Other sales were €4.5 million.

The 0.8% increase in the Natuzzi branded revenues was the result of the 1.0% increase in the EMEAI region, the 5.4% increase in the Asia-Pacific region, partly offset by the 2.6% decrease in the Americas.

Natuzzi branded invoiced sales, that are generated by both our direct retail network (Directly Operated Stores, or DOS, and concessions) and third-party operated points of sale, were €81.8 million and represented 85.7% of the Group’s core business, versus 84.8% in the fourth quarter of 2019.

The Group directly operates 54 mono-brand DOS, of which 38 Natuzzi Italia, 14 Divani&Divani by Natuzzi stores and 2 new Natuzzi Editions, plus 11 concessions in Mexico.

During the fourth quarter of 2020, direct retail sales were €15.8 million, down 6.4% versus the same period of 2019, mainly as a consequence of the closure of points of sales following the adoption of lockdown measures in different Countries, particularly in Europe and Mexico. Accordingly, sales generated by the Group’s direct retail network represented 16.6% of core business compared to 17.7% in 2019 same period.

The Natuzzi division also includes sales generated by third-party operated mono-brand points of sales (franchised operated stores, or FOS, and galleries). Such sales were €66.0 million in 2020 fourth quarter, up 2.7% compared to the prior year fourth quarter, as a result of the 4.5% increase in the EMEAI region, the 5.4% increase in Asia-Pacific region, partially offset by the 1.8% decrease in the Americas.

Invoiced sales generated by the unbranded division, addressing the mass-merchant distribution, were €13.6 million, down 6.3% compared to 2019 fourth quarter. While sales from the EMEAI and APAC regions delivered a double-digit growth in the fourth quarter of 2020 (+34.7% and +30.2%, respectively), unbranded sales from the Americas, entirely served by our operations in Asia, were penalized by the shortage in shipping containers and limited availability of some raw materials.

The gradual increase of the outsourced production in Vietnam of unbranded products for the North American market continues. We expect to serve most of our mass-merchant distributors located in North America through such Vietnamese outsourced production by the end of this year.

4Q2020 GROSS MARGIN

Fourth quarter 2020 consolidated gross margin was 31.4%, vs 31.9% in 2019 same quarter and included €1.0 million of incentives to reduce redundant workers at the Italian operations. Net of such incentive, gross margin would have been equal to 32.4%.

During the fourth quarter the Group benefitted from the adoption of COVID-related temporary public measures to lower the labor costs, a favorable product mix, and lower fixed costs thanks to the rightsizing of the Chinese manufacturing plant.

The Company is experiencing an increase in the price of raw materials and such inflationary pressure is expected to continue.

4Q2020 OPERATING EXPENSES

Operating expenses, which include Selling, Administrative, other operating income/expenses and the impairment of trade receivables, were €29.0 million (or 29.0% on revenues), decreasing significantly from €35.0 million (or 34.8% on revenues) in 2019 fourth quarter.

The reduction in the quarter was attributable to adoption of temporary COVID-related public measures to lower the cost of labor and rent-related concessions. In addition, the Group incurred in lower custom duties, for products manufactured in China and delivered mainly to the North American market and obtained COVID-19 grants from the US government (€1.3 million).

During the quarter, no impairment on credit receivables was accrued, whereas €1.1 million were accrued in fourth quarter 2019 for expected credit losses.

The management continued to cut operating expenses (such as fairs and travel expenses for a total saving of €0.6 million).

As anticipated, during the quarter transport costs started to arise (+€0.8 million versus same period of 2019), mainly as a consequence of the limited availability of shipping containers worldwide.

4Q2020 RESULTS

The Group reported an operating profit of €2.4 million, versus an operating loss of €3.0 million in 2019 fourth quarter.

Depreciation and amortization in the quarter accounted for a total of €5.4 million (vs €7.4 million in 4Q2019).

Net Profit deriving from the 49% share of the Chinese commercial partnership vehicle was €0.5 million.

Loss for the period was €3.6 million, including a withholding tax accrued to move cash from our Chinese dormant subsidiary which will be liquidated.

FULL YEAR 2020 RESULTS

Consolidated net sales for 2020 were €328.3 million, down 15.1% compared to 2019, mainly due to the disruptive effects of the pandemic on our operations.

Considering the Group’s core business only, net sales were €313.5 million, down 15.0% compared to 2019, as a result of the 9.5% decrease in sales for the Natuzzi division and the 37.2% decrease in sales for the Private Label business.

Non-core sales were €14.8 million.

Gross margin in 2020 was 31.4% versus 29.7% in 2019.

The Group reported an operating loss of €10.6 million in 2020 versus an operating loss of €22.5 million in 2019.

In 2020, net profit deriving from the 49% share of the Chinese vehicle was €1.5 million.

The Group reported a loss for the period of €24.9 million, versus a loss of €33.7 million in 2019.

As of December 31, 2020, cash and cash equivalents in the statement of financial position were €48.2 million, compared to €39.8 million as of the end of 2019.

The Group’s net financial position before lease liabilities (defined as “Cash and cash equivalents,” less “Bank overdraft and short-term borrowings,” less “Current portion of long-term borrowings” and less “Long-term borrowings”) was positive at €0.9 million compared to -€2.8 million at the end of 2019.

During the twelve months ended December 31, 2020, net cash provided by operating activities was positive at €12.3 million, versus €4.7 million in 2019.

PRELIMINARY AGREEMENT SIGNED TO FORM A PARTNERSHIP IN THE REST-OF-ASIA REGION

Natuzzi S.p.A. also announced that it has recently entered into a preliminary and non-binding agreement (the “Agreement”) with Truong Thanh Furniture Corporation (“TTF”), a company incorporated under the laws of the Republic of Vietnam, to form a partnership aimed at strengthening the Natuzzi Group’s operations in the APAC region, Greater China excluded, (the “Territory”).

Following the Agreement, TTF, which engages in production and distribution of furniture, intends to acquire a stake of up to 20% of Natuzzi Singapore PTE. LTD (“Natuzzi Singapore”), established by the Company in April 2020 and become operating in 2021.

Natuzzi Singapore, incorporated in the Republic of Singapore, is currently 93% controlled by Natuzzi S.p.A., whereas the remaining 7% stake is owned by Mr. Richard Tan, the head of Natuzzi industrial operations in Asia since their inception in 2001, as well as a minority shareholder of one of the Group’s subsidiaries in China. Natuzzi Singapore engages in sales and distribution of furniture and upholstery products under the trademarks of the Natuzzi group in the Territory.

Pasquale Natuzzi, Chairman and CEO of the Natuzzi Group commented on the partnership: “The constitution of the new subsidiary, Natuzzi Singapore, responds to the need to reorganize commercial operations in the Far East, following the sale of our Chinese commercial structure to the joint venture in 2018.

I am glad that Mr. Mai Huu Tin, Executive Chairman of TTF, has embarked on this new challenging project. I believe that with this partnership, the right conditions are in place to further expand our presence in the Asia-Pacific region.”

Subject to certain terms and conditions set forth in the preliminary agreement and to obtaining any applicable authorizations by the relevant authorities, it is expected that the acquisition of the interest in Natuzzi Singapore by TTF will be carried out in the next months. According to the Agreement, it is expected that Natuzzi will maintain a majority of the Board members of Natuzzi Singapore.

The parties have just started the activities to prepare the documentation necessary to implement the partnership. If the parties fail to reach an agreement by May 31, 2021, the preliminary agreement shall be void.

Pasquale Natuzzi further commented on financial results: “The robust trend in written orders, confirmed also in the fourth quarter of last year, has begun to positively roll through our income statement. Still, our business continues to face unprecedented exogenous challenges across the entire supply chain caused by the pandemic.

While our foreign factories have been able to gradually increase their production, here in Italy we have been facing a high occurrence of COVID-related absenteeism, which has limited our ability to achieve our weekly production schedule targets.

Our suppliers are in similar situation and consequently quite often they have not been able to meet the agreed delivery time, further complicating the production planning.

In addition, we have been facing an increase in the costs of raw materials, as well as a limited availability in containers shipping, especially for overseas routes, which has also caused an increase in the relevant rates.

As we move through the current year, supply chain conditions have begun to improve, resulting in a gradual shortening of the lead times. Today, all our factories are all operating almost within standard production cycle. We expect to report net sales growth in the first half of 2021.

The pandemic has changed the way we live and the way we do business. We have also learnt a lot from it.

In 2020 and in the first part of 2021 all the trade fairs were cancelled or postponed. Nevertheless, we organized digital events to present the new collections to customers from all over the world, with product demonstrations, virtual visits to the stand and individual digital meetings to discuss specific business needs. We also started a dedicated program to train our dealers, by virtually showcasing them our newest products and marketing campaigns. We need now to accelerate the development of Natuzzi Italia on-line platform.

With the recent sale of the Italy-based foam company to a third-party player we have taken a further step towards de-verticalization of our operations. We will continue to review our supply chain and manufacturing footprint to get a leaner structure of the Group.

Year-to-date written sales overall continue to deliver growth, but with different trends. While the performance of Europe is penalized by the lockdown measures, order flow from North America keeps on growing at a double-digit rate.

Therefore, we are cautiously optimistic going forward based on the current backlog level, but at the same time we are conscious that the supply chain-related imbalances will continue to be a relevant factor in managing our business.

Looking ahead, we have to necessarily consider a higher digitalization of our processes, with the aim to get a more flexible structure in terms of costs and organization. We look forward to a faster and wide coverage of the vaccine around the globe to let us, other players and customers restart making business in healthy and ordinary conditions.”

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve risks and uncertainties that could cause the Company’s actual results to differ materially from those stated or implied by such forward-looking statements including, but not limited to, potential risks and uncertainties relating to the duration, severity and geographic spread of the COVID-19 pandemic, actions that may be taken by governmental authorities to contain the COVID-19 pandemic or to mitigate its impact, the potential negative impact of COVID-19 on the global economy, consumer demand and our supply chain, and the impact of COVID-19 on the Company's financial condition, business operations and liquidity. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

Additional Information

This news release is just one part of the Company’s financial disclosures and should be read in conjunction with other information filed with the U.S. Securities and Exchange Commission, available at https://www.natuzzigroup.com/en-EN/ir/financial-release.html under the “SEC Filings” section.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 - 14001 (Quality and Environment), ISO 45001 (Health and Safety) and FSC® (Forest Stewardship Council) certified.

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the fourth quarter of 2020 and 2019 on the basis of IFRS-IAS (expressed in millions Euro)

	Three months ended on		Change	Percentage of Sales
	31-Dec-20	31-Dec-19%		31-Dec-20	31-Dec-19

Revenues	99.9	100.6	-0.6%	100.0%	100.0%
Cost of Sales	(68.5)	(68.5)	0.0%	-68.6%	-68.1%
Gross profit	31.4	32.0	-1.9%	31.4%	31.9%

Other income	0.9	1.4		0.9%	1.4%
Selling Expenses	(21.7)	(25.9)	-16.4%	-21.7%	-25.8%
Administrative expenses	(7.5)	(8.9)	-15.7%	-7.5%	-8.9%
Impairment on trade receivables	0.0	(1.1)		0.0%	-1.1%
Other expenses	(0.7)	(0.5)		-0.7%	-0.5%

Operating profit/(loss)	2.4	(3.0)		2.4%	-3.0%

Net finance income/(costs)	(3.8)	(2.2)

Share of profit/(loss) of equity-method investees	0.5	(0.4)

Profit/(Loss) before tax	(0.8)	(5.5)		-0.8%	-5.5%

Income tax expense	(2.8)	(1.3)		-2.8%	-1.3%

Profit/(Loss) for the period	(3.6)	(6.9)		-3.6%	-6.8%

Profit/(Loss) attributable to:

Owners of the Company	(3.9)	(6.7)		-3.9%	-6.7%
Non-controlling interests	0.3	(0.2)		0.3%	-0.2%

Profit/(loss) per Ordinary Share	(0.07)	(0.12)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the twelve months of 2020 and 2019 on the basis of IFRS-IAS (expressed in millions Euro)

	Twelve months ended on		Change	Percentage of Sales
	31-Dec-20	31-Dec-19%		31-Dec-20	31-Dec-19

Revenues	328.3	387.0	-15.1%	100.0%	100.0%
Cost of Sales	(225.2)	(271.9)	-17.2%	-68.6%	-70.3%
Gross profit	103.2	115.0	-10.3%	31.4%	29.7%

Other income	3.9	5.2		1.2%	1.3%
Selling Expenses	(84.5)	(105.3)	-19.7%	-25.7%	-27.2%
Administrative expenses	(29.4)	(34.0)	-13.5%	-9.0%	-8.8%
Impairment on trade receivables	(1.8)	(2.4)		-0.5%	-0.6%
Other expenses	(1.9)	(1.0)		-0.6%	-0.3%

Operating profit/(loss)	(10.6)	(22.5)		-3.2%	-5.8%

Finance income	0.3	0.4
Finance costs	(7.8)	(7.9)
Net exchange rate gains/(losses)	(3.9)	(2.3)

Net finance income/(costs)	(11.4)	(9.9)

Share of profit/(loss) of equity-method investees	1.5	1.0

Profit/(Loss) before tax	(20.6)	(31.3)		-6.3%	-8.1%

Income tax expense	(4.3)	(2.3)		-1.3%	-0.6%

Profit/(Loss) for the period	(24.9)	(33.7)		-7.6%	-8.7%

Profit/(Loss) attributable to:

Owners of the Company	(24.7)	(33.4)		-7.5%	-8.6%
Non-controlling interests	(0.2)	(0.3)

Profit/(loss) per Ordinary Share	(0.45)	(0.61)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	31-Dec-20	31-Dec-19

ASSETS
Non-current assets	183.9	212.5
Current assets	172.1	156.9
TOTAL ASSETS	356.0	369.4

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	74.3	103.1
Non-controlling interests	1.0	1.7
Non-current liabilities	102.9	112.6
Current liabilities	177.7	152.0
TOTAL EQUITY AND LIABILITIES	356.0	369.4
Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	31-Dec-20	31-Dec-19

Net cash provided by (used in) operating activities	12.3	4.7

Net cash provided by (used in) investing activities	2.3	(3.3)

Net cash provided by (used in) financing activities	(5.6)	(24.2)

Increase (decrease) in cash and cash equivalents	9.0	(22.8)

Cash and cash equivalents, beginning of the year	37.8	60.4

Effect of movements in exchange rates on cash held	(0.8)	0.3

Cash and cash equivalents, end of the period	46.1	37.8

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	31-Dec-20	31-Dec-19
Cash and cash equivalents in the statement of financial position	48.2	39.8
Bank overdrafts repayable on demand	(2.1)	(2.0)
Cash and cash equivalents in the statement of cash flows	46.1	37.8

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date: APRIL 6, 2021	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi